Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224149

Danaher Corporation

Pricing Term Sheet

February 26, 2019

Concurrent Offerings of

11,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

1,500,000 Shares of 4.75% Mandatory Convertible Preferred Stock, Series A

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the securities described below and should be read together with (i) Danaher Corporation’s preliminary prospectus supplement dated February 26, 2019 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 5, 2018 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering); and (ii) Danaher Corporation’s preliminary prospectus supplement dated February 26, 2019 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), the accompanying prospectus dated April 5, 2018 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable, have the respective meanings given to such terms in such Preliminary Prospectus Supplement. Danaher Corporation has increased the size of the Mandatory Convertible Preferred Stock Offering to 1,500,000 shares of Mandatory Convertible Preferred Stock (or 1,650,000 shares if the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full). The final prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering will reflect conforming changes relating to such increase in the size of the Mandatory Convertible Preferred Stock Offering.

Issuer:	Danaher Corporation

Trade Date:	February 27, 2019

Expected Settlement Date:	March 1, 2019 (T+2)

Common Stock Offering

Shares of Common Stock Offered
by Danaher Corporation:	11,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Danaher Corporation

Shares of Additional Common
Stock that the Underwriters have
the Option to Purchase from
Danaher Corporation:	Up to 1,100,000 shares of Common Stock that the underwriters for the Common Stock Offering have the option to purchase from Danaher Corporation.

Symbol / Exchange:	DHR / NYSE

Last Reported Sale Price
of Common Stock
on the NYSE on February 26, 2019:	$123.21 per share
Public Offering Price:	$123.00 per share

Net Proceeds:	The net proceeds of the Common Stock Offering will be approximately $1.31 billion (or approximately $1.44 billion if the underwriters exercise their option to purchase additional shares of Common Stock in full), after deducting estimated expenses and underwriting discounts and commissions. Danaher Corporation intends to use the net proceeds from the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering to fund a portion of the cash consideration payable for, and certain costs associated with, the Biopharma Acquisition. Pending completion of the Biopharma Acquisition, Danaher Corporation may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities. Completion of the Common Stock Offering is not contingent upon completion of the Biopharma Acquisition.

If the Biopharma Acquisition is not completed, Danaher Corporation intends to use the net proceeds for general corporate purposes.

CUSIP / ISIN:	235851102 / US2358511028

Joint Book-Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.

Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Mandatory Convertible Preferred Stock Offering

Title of Securities:	4.75% Mandatory Convertible Preferred Stock, Series A, without par value, of Danaher Corporation (the “Mandatory Convertible Preferred Stock”)

Shares of Mandatory Convertible Preferred Stock Offered by Danaher Corporation:	1,500,000 shares

Shares of Additional Mandatory Convertible Preferred Stock that the Underwriters Have the Option to Purchase from Danaher Corporation:	Up to an additional 150,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase, solely to cover over-allotments, if any.

Public Offering Price:	$1,000.00 per share

Net Proceeds:	The net proceeds of the Mandatory Convertible Preferred Stock Offering will be approximately $1.45 billion (or approximately $1.60 billion if the underwriters exercise their over-allotment option in full), after deducting estimated expenses and underwriting discounts and commissions. Danaher Corporation intends to use the net proceeds from the Mandatory Convertible Preferred Stock Offering and the Common Stock Offering to fund a portion of the cash consideration payable for, and certain costs associated with, the Biopharma Acquisition. Pending completion of the Biopharma Acquisition, Danaher Corporation may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities. Completion of the Mandatory Convertible Preferred Stock Offering is not contingent upon completion of the Biopharma Acquisition. If the Biopharma Acquisition is not completed, Danaher Corporation intends to use the net proceeds for general corporate purposes.

Liquidation Preference:	$1,000.00 per share

Dividends:	4.75% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per annum. Dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends, and, to the extent that Danaher Corporation is legally permitted to pay dividends and Danaher Corporation’s board of directors (which term, as used herein, includes an authorized committee of the board) declares a dividend with respect to the Mandatory Convertible Preferred Stock, Danaher Corporation will pay such dividend in cash or, subject to certain limitations, in shares of Common Stock or by delivery of any combination of cash and shares of Common Stock, as determined by Danaher Corporation in its sole discretion, on each Dividend Payment Date (as defined below); provided, however, that any undeclared and unpaid dividends will continue to accumulate. Dividends that are declared will be payable on the Dividend Payment Dates to holders of record of the Mandatory Convertible Preferred Stock on the immediately preceding March 31, June 30, September 30 and December 31, as applicable (each a “Record Date”), whether or not such holders convert their shares, or such shares are automatically converted, after a Record Date and on or prior to the immediately succeeding Dividend Payment Date. The expected dividend payable on the first Dividend Payment Date is approximately $17.681 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend for a full dividend period is expected to be $11.875 per share of the Mandatory Convertible Preferred Stock. Accumulated and unpaid dividends for any past dividend period will not bear interest.

If Danaher Corporation elects to make any payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at 97% of the Average VWAP per share of Common Stock over the five consecutive Trading Day period beginning on and including the sixth scheduled Trading Day prior to the applicable Dividend Payment Date (such average, the “Average Price”). In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $43.05, which amount represents approximately 35% of the Initial Price (as defined below) (subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each Fixed Conversion Rate as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) (such dollar amount, as adjusted, the “Floor Price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of the Common Stock delivered in connection with such declared dividend and 97% of the Average Price, Danaher Corporation will, if it is legally able to do so, and to the extent permitted under the terms of its credit facilities and other indebtedness, pay such excess amount in cash.

Floor Price:	$43.05, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2019, to, and including, April 15, 2022.

Dividend Record Dates:	The March 31, June 30, September 30 or December 31, as applicable, immediately preceding the applicable Dividend Payment Date.

Dividend Threshold:	$0.16 per share, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Acquisition Termination Redemption:	If the proposed Acquisition has not closed on or before 5:00 p.m. (New York City time) on August 25, 2020, the Biopharma Acquisition Agreement is terminated or if the Danaher Corporation board of directors determines, in good faith, that the proposed Acquisition will not occur, Danaher Corporation may elect, at its option, to give notice of an acquisition termination redemption to the holders of the Mandatory Convertible Preferred Stock. If Danaher Corporation provides such notice, then, on the Acquisition Termination Redemption Date, Danaher Corporation will be required to redeem the Mandatory Convertible Preferred Stock, in whole but not in part.

If Danaher Corporation calls the Mandatory Convertible Preferred Stock for redemption, Danaher Corporation will pay a redemption price equal to the Acquisition Termination Make-Whole Amount in cash. However, if the Acquisition Termination Share Price exceeds the Initial Price, then, subject to certain limitations, Danaher Corporation may pay part or all of the redemption price in shares of its Common Stock at its election, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Price:	$123.00, which equals the per share public offering price of the Common Stock in the Common Stock Offering.

Threshold Appreciation Price:	$150.675, which represents an appreciation of 22.5% over the Initial Price.

Mandatory Conversion Date:	The second business day immediately following the last Trading Day of the 20 consecutive Trading Day period beginning on, and including, the 21st scheduled Trading Day immediately preceding April 15, 2022. The Mandatory Conversion Date is expected to be April 15, 2022.

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 8.1300 shares of Common Stock (the “Maximum Conversion Rate”) and not less than 6.6368 shares of Common Stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value of the Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in, the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Applicable Market Value of the Common Stock	Conversion rate (number of shares of Common Stock to be received upon conversion of each share of the Mandatory Convertible Preferred Stock)

Greater than $150.675 (which is the Threshold Appreciation Price)	6.6368 shares (approximately equal to $1,000 divided by the Threshold Appreciation Price) (the initial Minimum Conversion Rate)

Equal to or less than $150.675 but greater than or equal to $123.00	Between 6.6368 and 8.1300 shares, determined by dividing $1,000 by the Applicable Market Value of the Common Stock

Less than $123.00 (which is the Initial Price)	8.1300 shares (approximately equal to $1,000 divided by the Initial Price) (the initial Maximum Conversion Rate)

Conversion at the Option of the Holder:	At any time prior to April 15, 2022, other than during a Fundamental Change Conversion Period (as defined below), holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the Minimum Conversion Rate of 6.6368 shares of Common Stock per share of Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This Minimum Conversion Rate is subject to certain anti-dilution adjustments as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-Whole Amount:	If a Fundamental Change occurs on or prior to April 15, 2022, holders of the Mandatory Convertible Preferred Stock will have the option to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into Common Stock at the Fundamental Change Conversion Rate during the period (“Fundamental Change Conversion Period”) beginning on the effective date of such Fundamental Change and ending on, and including, the date that is 20 calendar days after the Effective Date of such Fundamental Change (or, if earlier, April 15, 2022). The Fundamental Change Conversion Rate will be determined based on the Effective Date of the Fundamental Change and the price paid or deemed paid per share of the Common Stock in such Fundamental Change.

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a “Fundamental Change Dividend Make-Whole Amount,” in cash, shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 4.75% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount) from and after the relevant Effective Date to, but excluding, April 15, 2022, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:	The “Fundamental Change Conversion Rate” will be determined by reference to the table below and is based on the Effective Date and the Stock Price. If the holders of Common Stock receive only cash in the Fundamental Change, the Stock Price shall be the cash amount paid per share of Common Stock. Otherwise, the Stock Price shall be the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day preceding the Effective Date.

The Stock Prices set forth in the first row of the table (i.e., the column headers) of the table below will be adjusted as of any date on which the Fixed Conversion Rates of the Mandatory Convertible Preferred Stock are adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Minimum Conversion Rate as so adjusted, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. Each of the Fundamental Change Conversion Rates in the table below will be subject to adjustment in the same manner as each Fixed Conversion Rate as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock for each Stock Price and Effective Date set forth below.

	Stock Price
Effective Date	$50.00	$65.00	$80.00	$95.00	$110.00	$123.00	$135.00	$150.68	$180.00	$200.00	$225.00	$275.00	$325.00	$400.00
March 1, 2019	7.6896	7.7043	7.6069	7.4193	7.1926	7.0073	6.8622	6.7177	6.6368	6.6368	6.6368	6.6368	6.6368	6.6368
April 15, 2020	7.8570	7.8860	7.8393	7.6821	7.4354	7.2021	7.0075	6.8115	6.6368	6.6368	6.6368	6.6368	6.6368	6.6368
April 15, 2021	7.9905	8.0128	8.0144	7.9425	7.7255	7.4369	7.1583	6.8720	6.6368	6.6368	6.6368	6.6368	6.6368	6.6368
April 15, 2022	8.1300	8.1300	8.1300	8.1300	8.1300	8.1300	7.4074	6.6368	6.6368	6.6368	6.6368	6.6368	6.6368	6.6368

The exact Stock Price and Effective Date may not be set forth in the table, in which case:

•

if the Stock Price is between two Stock Price amounts on the table or the Effective Date is between two Effective Dates on the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Stock Price amounts and the earlier and later Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the Stock Price is in excess of $400.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•	if the Stock Price is less than $50.00 per share (subject to adjustment as described above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Listing:	Danaher Corporation intends to apply to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “DHR PR A.”

CUSIP / ISIN:	235851 300 / US2358513008

Joint Book-Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.

Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements referred to above and other documents the issuer has filed with the SEC for more complete information about the issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable preliminary prospectus supplement if you request it by calling Barclays Capital Inc. at (888) 603-5847, or by calling Goldman Sachs & Co. LLC at (866) 471-2526.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.